EXHIBIT 3.1

ARTICLES OF MERGER

OF

XERIANT, INC.

a Nevada Corporation

INTO

BANJO & MATILDA, INC.

a Nevada Corporation

FIRST: The name of the surviving entity is Banjo & Matilda, Inc. and the place of its organization is the jurisdiction of Nevada (the “Surviving Corporation”). The name and place of organization of the entity being merged into the surviving entity is Xeriant, Inc., organized in the jurisdiction of Nevada (the “Merging Corporation”).

SECOND: The forwarding address were copies of process may be sent by the Secretary of State of Nevada is Innovation Centre #1, 3998 FAU Boulevard, Suite 309, Boca Raton, Florida.

THIRD: The Agreement and Plan of Merger (the “Plan”) was adopted by each entity that is a party to this merger.

FOURTH: The Plan was adopted by the Board of Directors of the Surviving Corporation and by unanimous written consent of the sole stockholder of the Merging Corporation.

FIFTH: The complete executed Plan is on file at the place of business of the Surviving Corporation located at Innovation Centre #1, 3998 FAU Boulevard, Suite 309, Boca Raton, Florida, and a copy of the Plan will be furnished by the Surviving Corporation on request and without cost to any owner or any entity which is a party to this merger.

SIXTH: All entities party to this merger have complied with the laws of the State of Nevada.

SEVENTH: This merger shall be effective June 16, 2020.

XERIANT, INC.,	BANJO & MATILDA, INC.,
a Nevada Corporation	a Nevada Corporation

/s/ Keith Duffy	/s/ Keith Duffy
Keith Duffy,	Keith Duffy,
President and Secretary	President and Secretary